Filed by LMF Acquisition Opportunities, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  LMF Acquisition Opportunities, Inc.

(Commission File No. 001-39927)

SeaStar Medical Appoints Kevin Chung, MD as Chief Medical Officer

Dr. Chung is a renowned critical care physician, research and thought leader in extracorporeal life support therapies

DENVER, CO and TAMPA, FL, May 23, 2022 — SeaStar Medical Inc., a medical technology company developing a platform therapy to reduce the consequences of hyperinflammation on vital organs, and LMF Acquisition Opportunities, Inc. (NASDAQ: LMAO) (LMAO), a special purpose acquisition company, today announced that Kevin Chung, MD will join SeaStar Medical as Chief Medical Officer (CMO), effective July 1, 2022.

Dr. Chung brings over 20 years of experience as an accomplished critical care physician with expertise in extracorporeal life support therapies (ECLS). Since his fellowship training in critical care at Walter Reed Army Medical Center, Dr. Chung has treated thousands of patients, including hundreds of critically ill combat wounded, who suffered multiple organ failure. As the medical director of the Burn Intensive Care Unit at the United States Army Institute of Surgical Research (USAISR), Dr. Chung led the establishment of one of the first burn center-led continuous renal replacement therapy (CRRT) programs in the country to treat acute kidney injury. His extensive clinical research on the impact of CRRT in burns led to the wide, international adoption of this therapy in this population. He later co-led the establishment of the Extracorporeal Membrane Oxygenation (ECMO) program at Brooke Army Medical Center (BAMC) which has become one of the top ECMO programs in the country. His clinical and research experience in ECLS resulted in his appointment as the DoD subject matter expert for DARPA’s Dialysis-Like Therapeutics program. Most recently, he has led the PURIFY program at the Uniformed Services University (USU) as the principal investigator.

Dr. Chung’s wide range of clinical, research, and administrative talents have earned him a series of rapidly progressive leadership appointments, including clinical trials director, USAISR director of research, BAMC chief of medicine, and USU chair of medicine. At USU, he has a dual appointment as full professor in the departments of medicine and surgery. In addition, Dr. Chung’s military decorations include the Defense Superior Service Medal, Bronze Star, six Meritorious Service Medals, and the Combat Action Badge.

“Dr. Chung’s decades of practical experience with known applications of extracorporeal therapies and his service as a critical care intensivist make him uniquely positioned to lead SeaStar Medical’s clinical development programs,” said SeaStar Medical President and Chief Executive Officer Eric Schlorff. “We are thrilled to have a critical care practitioner and world-class expert like Dr. Chung join our team to create a more effective, safer, and higher standards of care for critically ill patients.”

It is the shared vision and mission that brought Dr. Chung and SeaStar Medical together. The company is leading groundbreaking clinical research focused on the science of hyperinflammation on vital organs using its Selective Cytopheretic Device (SCD), a patented, cell-directed, extracorporeal immunomodulator that selectively targets activated neutrophils and monocytes to address hyperinflammation.

“I am excited to join the innovative team at SeaStar Medical with its mission to save lives by treating and preventing organ failure,” said Dr. Chung. “Too many times, I have stood at the bedside of dying patients, most recently during the peak of COVID, realizing that standard of care was not enough. I know I am not alone. There is a clear demand in the field for therapeutics that target the dysregulated host response to any insult without shutting down the entire immune system. SCD represents a unique mechanistic approach that differentiates it from any other device or drug.”

Dr. Chung is a graduate of the United States Military Academy at West Point, and Georgetown University School of Medicine. He completed his residency in internal medicine at the Dwight D. Eisenhower Army Medical Center, Fort Gordon, Georgia. Throughout his distinguished academic career, Dr. Chung has authored over 300 scientific papers, reviews, editorials, and book chapters related to burns, resuscitation, acute kidney injury, acute respiratory distress syndrome, and organ support.

As previously announced, SeaStar Medical and LMAO entered into a definitive agreement for a business combination transaction whereby SeaStar Medical will become publicly listed on Nasdaq, subject to approval by stockholders of LMAO and other customary closing conditions.

About SeaStar Medical, Inc.

Denver-based SeaStar Medical is a medical technology company that is focusing on redefining how extracorporeal therapies may reduce the consequences of excessive inflammation on vital organs. SeaStar Medical’s novel technologies rely on science and innovation to provide life-saving solutions to critically ill patients. It is developing and commercializing extracorporeal therapies that target the effector cells that drive systemic inflammation, causing direct tissue damage and secreting a range of pro-inflammatory cytokines that initiate and propagate imbalanced immune responses. For more information visit http://www.seastarmedical.com/ or visit us on LinkedIn or Twitter.

About LMF Acquisition Opportunities, Inc.

LMF Acquisition Opportunities, Inc. (Nasdaq: LMAO) is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. LMAO is led by Bruce M. Rodgers, Chief Executive Officer and Chairman of the Board. For more information, visit www.lmfacquisitions.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1955.  These forward-looking statements include, without limitation, LMAO’s and SeaStar Medical’s expectations with respect to the proposed business combination between LMAO and SeaStar Medical, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the implied valuation of SeaStar Medical, the products offered by SeaStar Medical and the markets in which it operates, and SeaStar Medical’s projected future results. Words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,”

“plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside LMAO’s and SeaStar Medical’s control and are difficult to predict. Factors that may cause actual future events to differ materially from the expected results, include, but are not limited to: (i) the risk that the business combination transaction between SeaStar Medical and LMAO may not be completed in a timely manner or at all, which may adversely affect the price of LMAO’s securities, (ii) the risk that the transaction may not be completed by LMAO’s business combination deadline, even if extended by its sponsor, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger (“Merger Agreement”) by the stockholders of LMAO and the satisfaction of the minimum trust account amount following redemptions by LMAO’s public stockholders, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (v) the receipt of an unsolicited offer from another party for an alternative transaction that could interfere with the business combination, (vi) the effect of the announcement or pendency of the transaction on SeaStar Medical’s business relationships, performance, and business generally, (vii) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the post-combination company to grow and manage growth profitability and retain its key employees, (viii) costs related to the business combination, (ix) the outcome of any legal proceedings that may be instituted against SeaStar Medical or LMAO following the announcement of the proposed business combination, (x) the ability to maintain the listing of LMAO’s securities on the Nasdaq, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities, (xii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which SeaStar Medical operates, (xiii) the risk that SeaStar Medical and its current and future collaborators are unable to successfully develop and commercialize SeaStar Medical’s products or services, or experience significant delays in doing so, including failure to achieve approval of its products by applicable federal and state regulators, (xiv) the risk that SeaStar Medical may never achieve or sustain profitability; (xv) the risk that SeaStar Medical may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all; (xvi) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations, (xvii) the risk of product liability or regulatory lawsuits or proceedings relating to SeaStar Medical’s products and services, (xviii) the risk that SeaStar Medical is unable to secure or protect its intellectual property, (xix) the risk that the post-combination company’s securities will not be approved for listing on Nasdaq or if approved, maintain the listing and (xx) other risks and uncertainties indicated from time to time in LMAO’s registration statement on Form S-4, as amended (File No. 333-264993), including those under the “Risk Factors” section therein and in LMAO’s other filings with the SEC. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SeaStar Medical and LMAO assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Important Information and Where to Find It

In connection with the business combination transaction, LMAO has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement relating to LMAO’s solicitation of proxies for the vote by LMAO’s stockholders with respect to the transaction, as well as the preliminary prospectus relating to the offer of the securities to be issued to SeaStar Medical’s stockholders in connection with the transaction. After the Registration Statement has been filed and declared effective, LMAO intends to mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about LMAO, SeaStar Medical and the transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the U.S. Securities and Exchange Commission (the “SEC”) by LMAO through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: LMF Acquisition Opportunities, Inc., 1200 Platt Street, Suite 1000 Tampa, FL 33602.

Participants in Solicitation

LMAO and SeaStar Medical and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the business combination transaction. Information about the directors and executive officers of LMAO are set forth in LMAO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the Registration Statement and will be contained in the other relevant materials to be filed with the SEC regarding the business combination transaction when they become available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Media Relations Contact:
Patty Caballero
Email: patty@pscconsulting.net
Tel: 862.216.7523

Investor Relations Contact:
David Waldman or Natalya Rudman
Crescendo Communications, LLC
Email: lmao@crescendo-ir.com
Tel: 212-671-1020

###